SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Certain statements contained herein are forward -looking statements, which express or imply results, performance or events that are expected in the future. Actual results, performance or events may differ materially from those expressed or implied by the forward -looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

CSN OVERVIEW

INVESTMENT PROJECTS

3rd Q 2006 RESULTS

STEEL MARKET OUTLOOK

BACKGROUND	• CSN was founded on April 9, 1941 and privatized in 1993

• As the first integrated flat steel producer in Brazil, CSN played a historical role in the country’s industrialization process

• Since its privatization up to now, CSN has invested approximately US$ 3.5 billion raising total production capacity to 5.6 millions tons of crude steel per annum, improved quality and productivity levels and enhanced environmental protection

PRODUCTION FLOW

Self-sufficiency in practically all relevant raw materials for steel production - in special, “Casa de Pedra” captive iron ore mine and three power plants - along with equity participation or operating concessions of outstanding infra-structure assets, positions CSN not only as a truly low-cost producer but also one of the most independent, reliable and profitable steel producing systems, worldwide

APPROACH	• Raw materials will be increasingly scarce and expensive

• In steel making, a major part of the intrinsic cost advantages is located on the hot end

• To keep cost competitiveness, steel production needs triple levels of downstream investments

  CSN signed a partnership with Baosteel for a feasibility and basic engineering study in the Itaguaí Project (4,5 Mty slab mill facility);

  This feasibility study is expected to be concluded by January 2007;

  Environmental permit expected to be granted by April 2007;

  CSN has already internally approved investments aiming at expanding its slab production capacity up to 9 million tonnes/year;

  Out of this total, 4.5 million tonnes/year are planned to be produced in Itaguaí (State of Rio de Janeiro);

  A similar facility for the production of slabs could be allocated in Rio de Janeiro State (Itaguaí) or in Minas Gerais (Casa de Pedra);

  Expanding slabs production capacity in Brazil should pave the way for the Company’s international plans.

Project’s potential leveraged by the domestic construction sector:

• Significant housing deficit in Brazil: pent-up demand estimated to be of 8.5 million units by the Brazilian Ministry of Cities;

• For 2006, estimated volume of local government incentives plus private and public financing totaled R$25 billion.

Apparent consumption of cement in 2005 was 36 million tonnes, of which 50% were concentrated in the Southeast Region of Brazil

•	Investment of just US$113 million:

	•	Using existing infrastructure of the former Foundry Unit in Volta Redonda, including: utilities and a 30 tonnes electric furnace.

	•	Expected Start-up in 18 months

•	Net revenue of R$2.6 billion in the third quarter, higher than in the 3Q05 and 2Q06 due to higher prices and sales volumes. Year-to-date net revenue totaled R$ 6.5 billion.

•	EBITDA of R$ 1.1 billion in the quarter, already including the adjustments for lost profits.

•
Net income of R$1.1 billion in the first nine months, confirm that operations have fully recovered following the accident to Blast Furnace #3 (BF-3), in January, 2006. Third-quarter net income stood at R$334 million.

•	Third-quarter domestic sales and exports move up 16% and 90%, respectively, over the previous three months.

•	Sales mix concentrated in domestic market, which accounted for 63% of third-quarter sales.

•	Average 3Q06 prices increased by 8% in Brazil and 6% abroad.

•
Investments of R$ 380 million in the 3rdQ and R$1,1 billion over the nine months. In the quarter, the main investments went to technological improvements, repairs and maintenance, “Casa de Pedra” mine expansion project, and the acquisition of the remaining 50% of Lusosider.

•	Lost profits - BF-3 insurance claim. In 3Q06, The Company booked R$253 million under “Other Operating Income/Expenses”. Until September 2006, adjustments for lost profits totaled R$923 million.

Period	Jun 2005	Dec 2005	Jun 2006
Local Currency	18%	18%	24%
Average Maturity (years)	12,0**	13,2**	13**
Average Cost (%p.a.)	8,0**	8,0**	7,0**

**after perpetual bonds

  The downward trend in world flat steel prices could continue, for a while..

  Possibly, Europe and the USA will portray some weaknesses due to Asian imports and to inventory reductions;

  But, we have reasons to believe that this price reduction could be less marking than previous ones;

  The growing trend for consolidation is leading to a higher level of discipline in costs, budgeting, pricing policies, etc...

  Although less consolidated than, for example, the automotive or iron ore industries, the steel segment is also becoming more focused and efficient;

  According to “World Steel Dynamics” (Peter Marcus and Becky Hites) steel demand globally may be higher than we perceive…

•	Steel usage may be underestimated because of a rise in “steel intensity” (steel consumption per unit of GDP)

•	Examples: Asian skyscrapers/ Civil structures never attempted before / huge investments in the oil industry (new pipelines; inland and offshore structures / etc...);

•	The international scenario shows low inflation levels, globally...

•	Coupled with the recent drop in oil prices: both factors might be the basis for a continuous economic outgrowth internationally.

•
Europe shows signs of a 2,5% growth; the USA shall not grow less than that, as well. China and India shall probably maintain their high levels of growth, leading Japan, Korea and other Asian countries to follow...

•	The Chinese government is starting a local steel sector restructuring. It is reducing fiscal incentives for exports (from 11% to 8%), promoting consolidations, marginal capacities reduction, etc...

•	Therefore: It is possible that 2006 and 2007 might remain positive years, again, for the steel sector, globally:

Investor Relations:

(11) 3049-7591
invrel@csn. com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.